UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

Commission File Number 000-26495

CYREN Ltd.
(Translation of Registrant’s name into English)

1 Sapir Road, 5th Floor, Beit Ampa, P.O. Box 4014, Herzliya 46140, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

The Registrant is announcing that Mr. Shlomi Yanai has resigned from his position as a member of the Registrant’s Board of Directors and that he will cease his role as President of CYREN, all effective as of March 31, 2014. The Registrant will not be seeking a replacement for the board seat.

The Registrant is also announcing that Mr. Brian Briggs has resigned from his position as Chief Financial Officer, effective March 14, 2014.  Mike Myshrall, Vice President Financial Planning & Analysis, will be stepping into the role of interim CFO.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CYREN Ltd. (Registrant)

Date: March 5, 2014	By	/s/ Lior Samuelson
Lior Samuelson
Chief Executive Officer